                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  FORM 10-SB/A-2

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
            UNDER SECTION 12(b) or (g) OF THE SECURITIES ACT OF 1934

                               STARMED GROUP, INC.
                    FORMERLY KNOWN AS HEATHERCLIFF GROUP, INC.

--------------------------------------------------------------------------------

       NEVADA                                              52-2220728
(STATE OF JURISDICTION)                           IRS EMPLOYER INCORPORATION OR
                                                     IDENTIFICATION NUMBER

                      2029 CENTURY PARK EAST, SUITE 1112
                             LOS ANGELES, CA. 90067

                            ISSUER'S TELEPHONE NUMBER
                                 (310) 226-2555

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT

TITLE OF EACH CLASS                               NAME OF EACH EXCHANGE ON WHICH
 TO BE REGISTERED                                 EACH CLASS IS TO BE REGISTERED
-------------------                               ------------------------------
NONE                                                          NONE

           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT

                         COMMON STOCK, $0.001 PAR VALUE
                                (TITLE OF CLASS)
                    ----------------------------------------

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                                TABLE OF CONTENTS

                                                                            PAGE
PART I

Item 1   Description of Business.............................................3

Item 2   Plan of Operation...................................................10

Item 3   Description of Property.............................................11

Item 4   Security Ownership of Certain Beneficial
         Owners and Management...............................................12

Item 5   Directors, Executive Officers, Promoters
         And Control Persons.................................................12

Item 6   Executive Compensation..............................................14

Item 7   Certain Relationships and Related Transactions......................15

Item 8   Description of Securities...........................................15

PART II

Item 1   Market for Common Equity and Related
         Stockholder Matters.................................................16

Item 2   Legal Proceedings...................................................16

Item 3   Changes in and Disagreements with Accountants.......................16

Item 4   Recent Sales of Unregistered Securities.............................16

Item 5   Indemnification of Directors and Officers...........................17

PART F/S

Item 1   Financial Statements...............................................F-1

PART III

Item 1   Index to Exhibits.................................................II-1

Signatures.................................................................II-2

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Business Development

         StarMed Group, Inc., a Nevada corporation, referred herein to as "we", "StarMed Group" or the "Company", is a holding company of Sierra Medicinals, Inc., an Arizona corporation, and its wholly-owned subsidiary ("Sierra Medicinals"). StarMed Group, through Sierra Medicinals is engaged in the development and marketing of natural alternative medicinals. The Company was first incorporated on November 3, 1961 under the name of Riverside Homes, Inc. in North Carolina. On December 18, 1969 the Company's Articles of Incorporation were amended to change the name of the Company to Port Star Industries, Inc. In February, 1972, the Company had to sell all of its assets to pay existing debts. The Company became inactive until August 3, 1981 when its domicile was changed to Nevada from North Carolina.

         On March 20, 1984 the Company's shareholders voted to acquire a company called Energy Dynamics, Inc. and to change its name to Energy Dynamics, Inc. On March 20, 1985 this proposed acquisition was rescinded because of non-performance and the Company changed its name to Heathercliff Group Inc. The Company became inactive for several years. Heathercliff Group, Inc. was in real estate development, and Herman Rappaport, either directly or through his family trust, was a majority shareholder of that company.

         On January 10, 2000, the Company was revived and a majority of Heathercliff Group Inc.'s stockholders voted to merge Sierra Medicinals, Inc., an Arizona corporation engaged in the development of herbal medicines, a wholly owned subsidiary of StarMed Group Inc., an Arizona corporation, which was originally incorporated in March 2, 2000. Heathercliff Group, Inc. received its Certificate of Revival from the State of Nevada on Jan. 24, 2001 with its name changed to StarMed Group, Inc. On October 2, 2000, the Company's stockholders approved the acquisition of StarMed Group, Inc. an Arizona corporation, on a one for one stock basis. The name of Heathercliff Group, Inc. was changed to StarMed Group, Inc. StarMed Group, Inc., an Arizona corporation was incorporated on February 23, 2000, and its articles of incorporation were amended on January 23, 2001. Mr. Rappaport was a majority shareholder of StarMed Group, Inc. (either directly or through his family trust)

         On July 27, 2001 to reflect the merger of Sierra Medicinals, Inc., a wholly owned subsidiary of StarMed Group Inc., an Arizona corporation, all 469,792 outstanding shares of Sierra Medicinals, Inc. , and all 435,000 outstanding shares of StarMed Group Inc. (Arizona) were exchanged in a merger with StarMed Group Inc., a Nevada corporation. The number of shares outstanding of StarMed Group, Inc. (Nevada) are 4,945,384 as of September 30, 2001. StarMed Group, Inc. (Arizona) was a non-surviving corporation in the merger. Following the merger, the Company has a wholly-owned subsidiary of Sierra Medicinals, Inc., an Arizona corporation. Mr. Rappaport, either directly or through his family trust, was a majority shareholder of Sierra Medicinals, Inc.

         There are no contracts or agreements between StarMed Group, Inc. and its wholly owned subsidiary Sierra Medicinals, Inc. Sierra Medicinals, Inc. is responsible for the development of specific nutraceuticals that address the problems of aging sight, arthritis, and colon. It has no further rights or responsibilities, nor are there any commitments as to future funding, financial terms, or termination provisions.

         We continue our operations through Sierra Medicinals, Inc. because of the market recognition of the Sierra Medicinal label and the SierraMed website, as well as the marketing of its existing nutraceuticals e.g. Sight D, Sight W, Colon IB, JT Penetrating Cream, and others. Sierra Medicinals, Inc. has been recognized in China by the Department of Foreign Affairs, State Administration of Traditional Chinese Medicine PRC, the Affiliated 307 Hospital, Beijing, Shanghai Traditional Chinese Drugs Co. Ltd., Shanghai Institute of Chinese Material Medicine, Shanghai United Cell Biotechnology Co. Ltd., Li Daoyu, former Ambassador Extraordinary and Plenipotentiary of the People's Republic of China to the United States of America and to others as a result of meetings held in China by Mr. Rappaport, the Company's medical director Dr. August Reader III, and Ms. Helen Burroughs.

         All former Sierra Medicinals, Inc. stockholders (including minority stockholders) have exchanged their stock for an equal number of shares in StarMed Group, Inc.

         On August 23, 2001, the venture capital company, Citadel Capital Management Company, agreed to provide funding in the amount of $600,000 as a two-year loan to StarMed Group's subsidiary, Sierra Medicinals, convertible to 10% of the common stock of the Company and guaranteed by the Company.

         The Company has never been involved in any bankruptcy, receivership, or similar proceedings.

Business of Issuer

General

         We have three major targeted markets for Sierra Medicinals' products. First, the domestic market (the United States), targets senior citizens with products for diminishing sight, arthritis, and colon problems. Its additional target is the Hispanic population of the United States. The second market extends this latter market to Latin America. Dr. Hector Rodriguez, a director of StarMed Group and a physician with extensive contacts in Latin America, especially in Colombia where he was born and educated, is the lead physician in the marketing of Sierra Medicinal's products to the Spanish-speaking population. Our third target market includes the potential export to China of a number of Sierra Medicinal's products and also the import from China to the United States a number of medicinals from China's research laboratories. There is no assurance that any of these targeted markets will develop or be profitable.

         Our management has met in China with government leaders and scientists in medicine. Our company was introduced to government leaders by the Chinese ambassador Li Dayou's two members of his trade authority Tao Wuxin and Zu Ji. Both Tao Wuxin and Zu Ji are the Company's representatives in China at this time.

         We believe that there is a need for expanded sales by a number of private nutritional manufacturers of products for chronic disorders. We also believe that there may be opportunities for such affiliations, but we do not have any specific ones in mind at this time and there is no assurance that such affiliations can be made, or, if made, will prove profitable.

         Our plan of business operation consists of developing natural alternative medicines to assist in helping solve health problems where conventional prescription drugs often have side effects and usually are costly. Although acute illnesses are best served by conventional medicines, alternative and herbal medicines often have beneficial results with chronic health problems.

         We are exploring the opportunity to market our Sierra Medicinals nutraceuticals in China and in Latin America. Our management recognizes the considerable difficulty in exporting medicinals to foreign countries and the need to meet foreign government regulations. The Company is also exploring the marketability of three Chinese products derived from the lingzi mushroom. The United States has strict regulation governing the incorporation of medicinal products and there is no assurance that lingzi products will be accepted or that Chinese laboratory tests meet US Clinical testing procedures.

         Our foreign contacts are the result of our management's experience. Sierra Medicinals' president, Dr. Steven L. Rosenblatt, although a Western trained physician, was also trained as an acupuncturist in China. Herman Rappaport, President of StarMed Group, Inc. and CEO of Sierra Medicinals, Inc. was an advisor on Foreign Trade policy to the US Department of Commerce for approximately 12 years and was introduced to China by China's Ambassador Li Dayou's Trade Representatives to the United States, Tao Wuxin and Xu Ji, both of whom serve currently as our representatives in Beijing and Shanghai.

         Dr. Hector Rodriguez, our director, is Colombian born and trained, and has an extensive Spanish speaking patient practice in the United States and roots in Latin America.

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The Herbal Medicinal Industry

         The market for herbal remedies is increasing every year, not only in public use, but in acceptance by mainstream Western medicine as well. According to the NIH National Center for complementary and alternative medicine, the people using complementary therapies increased from 33% in 1990 to more than 42% in 1997. The NCCAM states that 75 out of 117 American Medical Schools now offer courses in alternative medicine, educating Western doctors in herbal medicine, etc. However, it must be recognized that competition is growing as well.

Our Strategy and Business Plan

         Our physicians are directing the Company's attention toward illnesses where Western medicine has not proven satisfactory in curing such diseases. This is especially true of chronic illnesses where conventional Western medicines treat only the symptoms, masking the pain, are usually costly, and often have ill side effects. In general, nutritionals such as those the Company markets, do not provide such a quick cure as conventional prescription drugs, but in our opinion are necessary for good health maintenance.

         For example, cortizone injections, a conventional treatment for difficult arthritis, often lead to deformity and can result in surgery. There is, at present, no uniformly satisfactory treatment beyond surgery for aging eyesight, cataracts, etc. although laser surgery and eye implants are now being studied for wet macular degeneration. Finally, prescription drugs taken for colon disorders often destroy the beneficial gut bacteria that are essential for digestion.

         The Company's physicians recognize the importance of conventional western medicine but believe that natural supplements have beneficial effect in some chronic illnesses.

         Sierra Medicinal's products are not effective for all patients. Chronic illnesses are, in many cases, long lasting and complex, as for example, arthritis, where one formula is not of value for all cases. Similarly, Sierra Medicinal's products are not satisfactory in many cases.

         Each major ingredient of each of our products has had exhaustive research and has long been recognized as a valuable component where used. Each formula, the sum of its tested ingredients, has further been tested by the our doctors. There have been no ill side effects until now. All testing has been done in the United States and in accordance with US government standards. All are over-the counter medicinals, and as such, have not been tested nor approved by the Federal Drug Administration ("FDA"), but do meet all appropriate government standards and regulations, e.g. FDA, etc.

         We are not marketing or manufacturing any of our products in any foreign country at present, and therefore, we are not required to meet any foreign regulations. Advertising and marketing in the United States is being done in strict compliance with all U.S. government regulations e.g. FTC, FDA labeling, Good Manufacturing Practices, etc. We are not required to meet any regulations for China or Latin American countries at this time because we have not attempted to import any products to those countries to date.

         Principals of our company has had extensive experience with Chinese products. Dr. Steven Rosenblatt, President of Sierra Medicinals, is not only a Western-trained medical doctor, but was also trained in China in acupuncture and was the first licensed American to practice acupuncture in the United States. He is a member of the national examining board for acupuncture schools and a known lecturer on Chinese herbal medicine. Dr. August Reader III is a well-known ophthalmologist with the Western Eye Institute in San Francisco and a recognized authority on the use of natural herbal medicines in the practice of ophthalmology. Similarly, each medical director of the Company (i.e. Dr. Hector Rodriguez, Dr. Joel Feinstein, and Dr. Avner Manzoor) is a Western- trained medical doctor who has applied alternative medicine in his practice. Herman Rappaport has served with the U.S. Department of Commerce, as an advisor on Foreign Trade for almost 12 years and has studied the use of alternative medicine and foreign practices in medicine in Russia and in China, as well as in the United States.

         Our network of American doctors consists at present of twelve physicians trained in Western medicine and on the staffs of or teaching in or have taught in Cedars-Sinai Medical Center, UCLA Medical School, and others. The doctors are also the shareholders of the Company and some of them also serve as the officers and directors of the Company. The doctors provide us with the information and findings beneficial to the development of our products.

         Our strategy has been to develop niche products aimed at America's aging population and at minorities, especially Spanish-speaking. The initial targets have been three illnesses. These are for aiding sight, arthritis, and irritable bowel syndrome. Our physicians have developed, formulated, and tested proprietary nutritionals for each illness.

Marketing

         The Company plans to market its products through radio, Internet, pharmacies, and doctor networks, as well as conventional print media. Each of the Company's products will be accompanied by educational programs including research authorities and articles written by the Company's medical specialists.

Competition

         There are many competitors producing nutritional products, although only a few are offering "sight" products and penetrating ointments for arthritis. Set forth below is the description of our major competitors, their products and stage of development.

HERBALIFE

         This company is in the business of selling and marketing weight management products, nutritional supplements, and personal care products, as well as other types of products. Herbalife does not directly compete with our specific products, but it is a substantially larger company than we are, and has available considerably greater financial resources than we have. Our ability to remain competitive depends, in significant part, on our success in making our products unique in a sense that they cannot be easily duplicated by larger companies.

         The business of marketing weight management products, nutritional supplements, and personal care products also is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products or weight management plans, including various prescription drugs, that may rapidly capture a significant share of the market. As a result, our ability to remain competitive depends in part upon the successful introduction of new products. In addition, we anticipate that we will be subject to increasing competition in the future from sellers that utilize electronic commerce. We cannot be sure of the impact of electronic commerce or that it will not adversely affect our business.

ALLERGY RESEARCH GROUP, INC.

         This is another competitor with strong interest in nutritional supplements, which are not a type of products that we offer, however, they may have an interest and ability to compete with our products. The market in this area is very competitive and has many growth companies with strong marketing and sales abilities, quality products and sound management. According to the trade magazine Whole Foods, health food store sales throughout the nation grew in revenues from $9 billion to $17 billion in 1998. Nutritional supplements represent approximately 25% of those revenues according to Whole Foods. Vitamins and nutritional supplements are sold primarily through the following channels of distribution: health and natural food stores, mass market retailers (drug store chains, supermarkets and other mass merchandisers), and direct sales channels (including network marketing, catalog and Internet distribution).

THORNE RESEARCH.

         Thorne manufactures nutritional supplements and similar products and markets its products only to health care professionals. In fact, in marketing to professionals, Thorne may be our biggest competitor, although our products are different in nature than Thorne's. However, Thorne tends to cater to Naturopathic Doctors, while the Company plans to market to a broader range of professionals in the medical field, in addition to other markets.

         DOUGLAS LABS.

         This company manufactures some products which are similar to ours and does a lot of private labeling for members of the health care profession. Although we feel that our products are as good or better than those of Douglas, we are not yet equipped to compete with their products in the private labeling market.

         JARROW FORMULAS.

         Jarrow manufactures high quality products which are marketed in the retail market. The retail market for Jarrow products seems to be growing and may be a potential competition for our products.

         TWINLAB.

         This is a mass market-focused company. The Company has plans to enter the mass market in the next few years, but we do not have any specific marketing plan at present.

         KAL.

         This company produces herbal products. This may be our a direct competitor, since we are producing and marketing herbal products and nutraceuticals. We are not aware at this point that KAL markets the products targeting the same ailments that our products do.

         WEIDER NUTRITION INTERNATIONAL, INC.

         This company develops, manufactures, markets, distributes and sells branded and private label vitamins, nutritional supplements and sports nutrition products in the United States and throughout the world. It offers a broad range of capsules and tablets, powdered drink mixes, bottled beverages and nutrition bars. Its portfolio of recognized brands, including Schiff, Weider Sports Nutrition, MetaForm and American Body Building, are primarily marketed in four principal categories, sports nutrition, vitamins, minerals and herbs, weight management and healthy snacks. Weider carries a range of products which are different than those of our Company, and at present none are in direct competition with our products.

         Some of the companies listed above, and many other corporations in the health and nutritional or herbal supplement business for chronic disorders, are better funded and possess superior managerial and marketing resources. We plan to compete primarily on the basis of differentiating the Company by marketing its products of high quality and by producing products which address needs that have not been met by our competitors' products.

         We may also in the future expand into the field of research on other nutraceuticals with the hope that such research may lead to discovery of new uses for herbs which may be incorporated into our existing products or used to develop new products. We do not have, however, any such current research projects nor any specific plans for such projects.

Raw materials and supplies

         The Company is committed to using only standardized extracts and ingredients of highest purity in its formulae.

         Our raw materials include vitamins, minerals, and herbals supplements. Production has been by American Supplement Technologies, Inc. of Tempe, Arizona. Raw materials are readily available from many sources, although present suppliers include Stauber, Ashland, Kelatron, AIDP, Stryka, and Nebraska Cultures.

Patents and Trademarks

         We have no patents or trademarks at this time.

Product Warranties

         We plan to sell all products on a money-back guarantee.

Insurance

         We plan to have product liability insurance on our products.

Research and Development

         Company doctors have developed, and intend to continue to develop and test, each of the Company's products that are being considered to be offered to the public. All products, ingredients, and their manufacture conform to U.S. government regulations. Company medical doctors plan also to appear as spokespersons, backing the efficacy and safety of their products and also educating their audiences.

         The Company has been offered the opportunity to import, on an exclusive basis, the medicinal products resulting from high-tech Chinese research institutes. It has been determined that substantial American testing will be required to repeat Chinese testing to conform to U.S. standards.

         We estimate that the amount spent on research and development for the last 2 years (fiscal 2000 and 2001)was $55,760.

         Although a number of products were offered to the Company, some on an exclusive basis, doctors before accepting such products are requiring that clinical trials made in China be repeated here to conform to the United States standards. The Company has not determined its continued interest in importing to the US the fungus derivatives offered it.

         Our current resources are sufficient for cash needs until the end of fiscal year 2002. The Company has on hand inventory wholesale valued at $164,000. We anticipate additional funds to be made available in the amount of $500,000, although there is no assurance that such funds will be available.

     At present, the Company does not have any ongoing research projects. Employees

         The Company has 3 employees at present plus 2 part-time research employees. We plan to hire on as needed basis lawyers, accountants, pharmacologists, staff etc.

ITEM 2. PLAN OF OPERATION

Forward-Looking Statements
--------------------------

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "feel," "confident," "potential," or "continue," the negative of such terms or other comparable terminology. These statements are only predictions and involve risks, uncertainties and other factors, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We may not achieve the results indicated by the forward-looking statements.

Plan of Operation

         The Company's initial products include two products to help maintain eyesight, four products to assist those suffering from arthritis, and two products for colon distress. The Company's physicians recognize that each patient is unique and, therefore, they have formulated several levels of nutritionals for different levels of need. Our plan is to market two eyesight products first, followed by four products for varying degrees of arthritic problems, and then its two colon nutritionals.

         The Company recognizes the need for product education not only to the public, but also to doctors who are not trained in alternative medicine. The Company, therefore, has as one of its primary efforts, the preparation of educational material, including research data to support its products.

         The Company has engaged the services of two medical authors to write two books on illnesses of that effect the general public, especially the elderly. The Company plans to produce and market the products that help alleviate the problems discussed in the books

         Set forth below is the information regarding our major research and development project that was completed by Sierra Medicinals.

         - Current status - completed, formulated, tested, and manufactured 2,000 bottles each of products for eye sight degeneration (Sight D and Sight W), Arthritis (JT Penetrating Cream, JT Capsules, JT
              Max) and for Colon illness (Colon IB).

         - All development for the products scheduled to date has been completed and are manufactured. There are no further development expenditures required or risks involved.

         -    Material cash inflow is expected to commence by May 1, 2002.

         Plan of operation for next 12 months

         We anticipate marketing of Company products to start by May 1, 2002 or sooner. Marketing will be undertaken by a major marketing company CPNM/IMC on a non-exclusive basis. Sierra Medicinals will also market its products on the Internet and other direct marketing channels. The Company does not anticipate requiring additional capital but only if opportunities to expand exports materialize. This is not expected to occur during the next 12 months.

Results of Operations for fiscal years 1999 and 2000
----------------------------------------------------

         The Company has spent the past two years reapplying the research program of its first products to a marketing strategy, to a search for investor capital, and to a corporate reorganization that will enable investment capital to participate.

         The Company has completed its formulation, testing, and marketing plans for its niche products previously listed, for helping those with diminishing eyesight, arthritis and bowel problems. All are problems that affect the aging. All are illnesses that afflict minorities who have limited access to new products. The Company's management, as a result of past trips to China and Latin America, has opened doors not only for the sale of its products in these foreign markets, but also the possible import of Chinese high-tech bioderivatives. Although preliminary study has been made by the Company of two of China's research medicinals, additional testing and verification of Chinese claims is required. StarMed believes that a joint effort with a major American pharmaceutical house is required and will work to that end.

         The Company has been successful in obtaining venture capital funding despite today's economic conditions. Citadel Capital Management Group lent the Company's wholly-owned subsidiary Sierra Medicinals, Inc. $600,000 for 2 years at 10% interest convertible to 10% of the StarMed Group, Inc. common stock.

         Substantial additional investment funds may be available from that same source although there is no assurance that such will be made available. Additionally, business combinations with entities with significant cash may be considered by the Company, however, there is no assurance that management will be successful in these endeavors.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company does not own any physical properties at this time excepting office equipment and supplies.

         The Company's corporate officers are presently located in leased office space in Century City, Los Angeles. 2029 Century Park East, Suite 1112 Los Angeles, Ca. 90067. The space is a sublease at $2950 per month until August 2002.

         The Company believes that such space is currently sufficient for its needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 30, 2001 with respect to the beneficial ownership (as such term is defined under Section 13
(d) of the Securities Act of 1934 as amended of the common stock by (i) each person who is the beneficial owner of more than 5% of the common stock outstanding as of such date, (ii) each director of the Company, (iii) the named officers, and (iv) all executive officers of the Company as a group.

Name, Position and Address of            Amount and Nature of           Percent of Class
Beneficial Owner                       Beneficial Ownership (1)
Herman H. Rappaport (2)                        210,000                       4.25%
President, CEO and Director

Rappaport Family Trust                       2,838,089                      57.39%
c/o  Herman H. Rappaport
2170 Century Park East, 1007S

Dr. Steven L. Rosenblatt                       225,000                       4.55%
Executive Vice-President
and Director
11600 Wilshire Blvd, Suite 412
Los Angeles, Ca. 90025.

Dr. Hector Rodriguez (2)                        67,547                       1.37%
Vice-President and Director

Avner Manzoor-Mandel(2)                         67,547                       1.37%
Vice-President and Director

Dr. Joel Feinstein (2)                          67,547                       1.37%
Vice-President and Director

All Other Officers and Directors                637,641                     12.91%
 as a group (5)

(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(2)  C/o Company's address: 2170 Century Park East, 1007 S., Los Angeles, Ca.
     90067

There are no outstanding options or warrants.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

         The following individuals are directors of the Company:


Name and Age                        Current Position          Director Since            Officer Since
------------                        ----------------          --------------            -------------
Herman H. Rappaport         84      President, CEO, Director  December 18, 1969         December 18, 1969

Dr. Steven L. Rosenblatt    54      Exec. Vice Pres.          February 23, 2000         February 25, 2000

Dr. Hector Rodriguez        57      Vice Pres.                February 23, 2000         February 23, 2000

Dr. Avner Manzoor-Mandel    52      Vice. Pres.               February 23, 2000         February 23, 2000

Dr. Joel Feinstein          52      Vice President            February 23, 2000         February 23, 2000

         Each director's term will expire on next annual meeting. The date of the next annual meeting of the shareholders was set by the Board of Directors to be December 15, 2002 to vote on the length of the directors and executive officers' terms. Directors are not compensated for their services.

Herman H. Rappaport, B.Ch.E., President, Chief Executive Officer, Director

         Mr. Rappaport received his degree from the University of the City of New York in 1939. During the last seven years Mr. Rappaport has studied medical systems and products in Russia, China as well as in the United States including two winters in St. Petersburg and Moscow as well as trips to Beijing and Shanghai to study natural medicine.

         Mr. Rappaport served as a member of two Advisory Boards on Foreign Trade for the United States Department of Commerce from 1983 to 1996 and prior to that time, served as a member for two terms on the Mass Transportation Commission of the United States Department of Transportation.

         Mr. Rappaport was the Founder and President of the public, non-profit Press, Education, Government Foundation for improved communications between the media and government and hosted conferences at the Annenberg School of Communications, University of Southern California on alternative energy, air rights and others. He also served on the Economic Development Board of the City of Los Angeles.

         Mr. Rappaport's business experience over the past 5 years consisted of organizing and managing StarMed Group and Sierra Medicinals, working on the establishment of formulas, and providing for the testing and marketing of the same, also in preparing the design of the labels and brochures, and in general running the office. Mr. Rappaport was also instrumental in establishing a group of 13 medical doctors including medical authorities in ophthalmology, gastroenterology, and other medical specialties, plus advisors in U.S. government, Chinese government, and Latin America medicine, whose advise would be used for the benefit of the Company. Mr. Rappoart also arranged for travel to China with the medicinal director, August Reader III, and Helen Burroughs, an expert in Chinese foreign trade. In Beijing, the group met with Ambassador Li Dayou's former representatives on trade with the United States, Tao Wuxin and Zu Ji. Mr. Rappaport was and continues to be responsible for all the Company's business efforts, from its start, providing office facilities until September, 2001, directing production, to arranging for marketing.

Dr. Steven L. Rosenblatt, M.D., Ph.D., L.Ac. - Executive Vice President, Medical Director, Director

         Dr. Rosenblatt holds a Ph.D, from the University of California at Los Angeles, an M.D. from the School of Medicine, St. George University. He is a founder and past president of the California Acupuncture College, founder and director of the UCLA Acupuncture Clinic of UCLA School of Medicine. Dr. Rosenblatt is a former director of the Complementary Medicine Program of Cedars-Sinai Medical Center and is an examiner for the State of California Acupuncture Board.

         Dr. Rosenblatt has conducted and been a participant of numerous medical conferences of the subject of herbal medicines and has been in private practice in Los Angeles for five years.

Dr. Hector Rodriguez, M.D., Ph.D. Vice President, Director

         Dr. Rodriguez received an M.D. from the Universidad Nacional of Bogota, Colombia and a Ph.D. from University of California at San Francisco with post graduate work at Washington University School of Medicine, St. Louis, Mo. His certifications include The American Board of Internal Medicine, Nephrology Subspecialty and is licensed in Illinois, Missouri, and California where he's practiced the past five years.

Dr. Avner Manzoor-Mandel, M.D. Vice President, Director

         Dr. Manzoor-Mandel holds medical degrees from Pahlavi University and the University of Maryland. He is a member of the American College of Cosmetic Surgery and the College of Obstetrics and Gynecology. For the past five years he has been in private practice in Los Angeles.

Dr. Joel Feinstein, M.D., F.A.C.S., Vice President, Director

         Dr. Feinstein holds degrees from Penn State University, M.S. in Physiology, and M.D. from Downstate Medical Center, Brooklyn, N.Y. Dr. Feinstein is Gastroenterologist Consultant to Cedars-Sinai Medical Center and a Consultant on Colon Cancer as well as Associate Clinical Professor of Medicine at UCLA. and a member of the Education Committee, American Cancer Society, Los Angeles. Dr. Feinstein has appeared as a medical authority on numerous conferences including that of moderator at the World Congress of Gastroenterology. Dr. Joel Feinstein has been a consultant to the Company since its inception and a director since its formal organization. Dr. Feinstein is a practicing physician and specialist in gastroenterology.


ITEM 6. EXECUTIVE COMPENSATION

                           Summary Compensation Table

Name and                       Year   Salary   Bonus      Other     Restricted   Options   LTIF   Other
Position                                               Compensation   Stock (1)

Herman Rappaport *,**         1998      -0-      -0-       -0-         -0-         -0-
President & CEO               1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-       150,000       -0-
                              2001    18,000     -0-       -0-        60,000       -0-

Dr. Steven Rosenblatt*        1998      -0-      -0-       -0-         -0-         -0-
Ex, Vice Pres.                1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-       150,000       -0-
                              2001    18,000     -0-       -0-        75,000       -0-

Dr. Hector Rodriguez*         1998      -0-      -0-       -0-         -0-         -0-
Vice Pres.                    1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-        45,000       -0-
                              2001      -0-      -0-       -0-        22,547       -0-

Dr. Joel Feinstein*           1998      -0-      -0-       -0-         -0-         -0-
Vice Pres.                    1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-        45,000       -0-
                              2001      -0-      -0-       -0-        22,547       -0-

Dr. Avner Manzoor-Mandel*
Vice Pres.                    1998      -0-      -0-       -0-         -0-         -0-
                              1999      -0-      -0-       -0-         -0-         -0-
                              2000      -0-      -0-       -0-        45,000       -0-
                              2001      -0-      -0-       -0-        22,547       -0-

* The Company was dormant during 1998 and 1999. Other than Herman Rappaport these officials and directors had no position with the Company during 1998 and 1999

** Additionally, Herman Rappaport holds 2,727,000 shares of common stock in the Rappaport Family Trust which was issued in 1987 and prior to the issuance of the 210,000 shares issued to Herman Rappaport and noted above.

(1) The value of the restricted stock issued for the services provided was $0.50 per share.

         There is no plan to compensate directors for their services as directors of the Company. Officers are not paid any cash compensation excepting for a draw of $4,500 per month for the last four months of 2001 by Herman Rappaport and Dr. Steven Rosenblatt. However, officers have received stock in lieu of cash for their work as officers and directors.

         The Company eventually intends to place its officers on salary, however, no employment agreements have been yet reached as to a salary structure for any of the officers of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Initial Investment in the Company by Herman H. Rappaport

         Herman H. Rappaport purchased the shares now in the possession of the Rappaport Family Trusts and totaling 2,727,000 shares of Heathercliff Group, Inc, (originally Port Star Industries) for the sum of $200,000 in 1969. In fiscal year 2000, the officers and directors of the Company, Messrs. Rodriguez, Manzoor-Mandel and Feinstein each purchased 20,000 shares of the Company for $10,250 (for a total amount of $30,750).

         The shares were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act.

        Shares for services

         On March 28, 2001 the Board of Directors authorized the issuance of a total of 435,000 shares of common stock for services performed and funds advanced during the reorganizational process of the Company. These shares were issued to the following named persons.

Herman H. Rappaport                                  150,000 shares
Dr. Steven L. Rosenblatt                             150,000 shares
Dr. Hector Rodriguez                                  45,000 shares
Dr. Joel Feinstein                                    45,000 shares
Dr. Avner Manzoor-Mandel                              45,000 shares

         The shares were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act.

         Shares for acquisition

         On July 27, 2001 to reflect the merger of Sierra Medicinals, Inc., a wholly owned subsidiary of StarMed Group Inc., an Arizona corporation, all 469,792 outstanding shares of Sierra Medicinals, Inc. , and all 435,000 outstanding shares of StarMed Group Inc.( Arizona) were exchanged in a merger with StarMed Group Inc., a Nevada corporation. The number of shares outstanding of StarMed Group, Inc. (Nevada) are 4,945,384 as of September 30, 2001. StarMed Group, Inc. (Arizona) was a non-surviving corporation in the merger. Following the merger, the Company has a wholly-owned subsidiary of Sierra Medicinals, Inc., an Arizona corporation. The shares in the acquisition were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act. The shares were issued in a private transaction not involving a public offering to a total of 23 shareholders, all of which except for 6 persons, were accredited investors.

ITEM 8. DESCRIPTION OF SECURITIES

         The Company's authorized capital stock consists of 50,000,000 shares of common stock of which 4,945,384 shares were issued and are outstanding as of September 30, 2001.

         Each share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders including the election of directors. The holders of common stock (1) have equal, ratable rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of Company's affairs, (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which the share holders may vote at all meetings of the shareholders.

         All shares of common stock issued and outstanding are those offered hereby, when issued, will be fully paid and non-assessable, with no personal liability attaching to the ownership thereof.

         The Articles of Incorporation do not provide for the issuance of preferred stock

Transfer Agent

                  PublicEase, Inc.
                  2887 North Green Valley Parkway #295
                  Henderson, NV 89014

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         (a) Market Information

Currently there is no public market for the Company's common stock. At the appropriate time, the Company's management plans to complete the pertinent procedures for listing the Company's common stock on the National Association of Securities Dealers Over The Counter Electronic Board.

         (b) Holders

As of September 30, 2001, there were 823 shareholders. A total of 1,897,295 shares of common stock out of 4,945,384 shares outstanding may be freely traded with the general public. The balance of the common stock are held by individuals and the trusts and are restricted and can only be sold pursuant to the provisions of Rule 144 adopted under the Securities Act as explained herein.

         (c) Dividends

The Company does not currently contemplate the payment of any dividend

The current policy of the Company is not to pay cash dividends but instead, to retain future earnings, if any. to support the growth of the Company. However, there are no restrictions that limit the ability to pay dividends on common equity when it is lawful to do so.

         (d) Shares Eligible for Future Sale

The 1,897,295 of the 4,945,384 shares of Common Stock outstanding as of September 30, 2001 are eligible for sale under Rule 144 ("Rule 144") promulgated under the Securities Act. In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on an exchange or NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock to be sold for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND ACCOUNTING DISCLOSURE

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         In fiscal year 2000, the officers and directors of the Company, Messrs. Rodriguez, Manzoor-Mandel and Feinstein each purchased 20,000 shares of the Company for $10,250 (for a total amount of $30,750). The shares were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act.

         On March 28, 2001 the Board of Directors authorized the issuance of a total of 435,000 shares of common stock for services performed and funds provided by directors and officers during the reorganizational process of the Company. Those shares were issued to the following named persons.

Herman H. Rappaport                                150,000 shares
Dr. Steven L. Rosenblatt                           150,000 shares
Dr. Hector Rodriguez                                45,000 shares
Dr. Joel Feinstein                                  45,000 shares
Dr. Avner Manzoor-Mandel                            45,000 shares

         On July 27, 2001, the Board of Directors authorized the issuance of a total of 469,792 shares of common stock on a 1 for 1 basis for the shares of Sierra Medicinals, Inc., an Arizona company engaged in the development of herbal supplements. Sierra Medicinals, Inc. is operating as a wholly-owned subsidiary of StarMed Group, Inc. StarMed Group, Inc. common stock in the amount of 469,792 shares were issued, on a 1 for 1 basis to the following shareholders of Sierra Medicinals, Inc.

Sierra Medicinal Shareholders, Board of Director members and advisors
                                                                        Shares
                                                                        ------
Dr. S. L. Rosenblatt       President                                    75,000
Dr. J. Feinstein           Vice President                               22,547
Dr. A. Manzoor             Vice President                               22,547
Dr. H. Rodriguez           Vice President                               22,547
Mr. H. Rappaport           Chief Executive Officer                      60,000
Dr. A. Reader                                                           22,500
Dr. A. Nesburn                                                           6,250
Dr. W. Fein                                                              3,500
Dr. B. Neidorf                                                           3,500
Dr. M. Hauptschein                                                       3,500
Dr. W. Levin                                                             4,200
Dr. K. Kim                                                               3,500
Dr. J. Lipin                                                             4,900
Dr. R. Waldman                                                           6,647
Rappaport Trust                                                        109,454
D. Carroll                                                              20,000
H. Burroughs                                                            22,500
Tao Wuxum                                                               12,500
C. Peritore                                                                200
A. Welter-Reinoso                                                        2,000
A. Michelson Esq.                                                        7,000
D. Hotchkiss                                                             7,000
M. Harris & B. Harris                                                   28,000
                                                                        ------

                                            Total Shares Issued        469,792

The shares were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act. The shares were issued in a private transaction not involving a public offering to a total of 23 shareholders, all of which except for 6 persons, were accredited investors.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under the Nevada Business Associations Act Title 7, Chapter 78, Section 037, a corporation's articles of incorporation may include a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer. Such a provision may not, however, eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of unlawful distributions to shareholders in violation of section 78.300 of the Nevada Revised Statutes.

         The Company's Articles of Incorporation mirror these statutory requirements. They provide that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer. This provision, however, shall not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the Company's shareholders shall be prospective only.

         The Company's By-Laws provide that the Company shall indemnify, to the fullest extent not prohibited by the Nevada General Corporation Law, its present and former directors and officers, as well as any person who is serving, or has served, at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Prior to a final disposition, the Company shall advance to any director or officer who has been named, or has been threatened to be named, as a party to any threatened, pending, or completed action, suit, or proceeding due to their present or former status as a director or officer of the Company all expenses actually and necessarily incurred, provided that the Company is in receipt of an undertaking by or on behalf of such person to repay said amounts if it should be ultimately determined that such person is not entitled to indemnification under these By-Laws or otherwise. However, no advance shall be made by the Company to an officer, unless he or she is or was a director, in any action, suit or proceeding if it is reasonably and promptly determined by (a) the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to the action, suit or proceeding or (b) an independent legal counsel in a written opinion, at the direction of a quorum of disinterested directors, that such person acted in bad faith or in a manner that such person did not believe to be in the best interests of the Company. The Company shall not be required to indemnify any director or officer against any proceeding initiated by such person unless (a) such indemnification is expressly required by law, (b) the proceeding was authorized by the Board of Directors of the Company, (c) such indemnification is provided by the Company in its sole discretion or (d) such indemnification is required to be made under the By-Laws.

         Rights to indemnification under these By-Laws shall be deemed to be contractual rights that may be modified through individual contracts with the Company's directors and officers. No such contracts have been made as of the date of filing of this Form 10-SB. These rights shall not be deemed exclusive of any other rights which those indemnified may have or later acquire under any statute, provision of the Articles of Incorporation, provision of the By- Laws, agreement, vote of stockholders, or otherwise. These rights shall continue to one who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, and administrators of such a person.

PART F/S

FINANCIAL STATEMENTS

The financial statements and supplemental data required by Item 310 of Regulation S-B are attached hereto.

    UNAUDITED FINANCIAL STATEMENTS OF STARMED,INC. FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2001

                               STARMED GROUP, INC

                         UNAUDITED FINANCIAL STATEMENTS

                       NINE MONTHS ENDED SEPTEMBER 30, 2001

                               STARMED GROUP, INC

                               SEPTEMBER 30, 2001

                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----

Balance Sheet..........................................................F-4

Statement of Income, Expense & Retained Earnings.......................F-5

Statement of Cash Flows................................................F-6

Notes to Financial Statements..........................................F-8

                               STARMED GROUP INC.

                           CONSOLIDATED BALANCE SHEET
                    FOR NINE MONTHS ENDED SEPTEMBER 30, 2001

                                     ASSETS
                                     ------

CURRENT ASSETS
      Cash                                                            $  97,153
                                                                      ----------
      TOTAL CURRENT ASSETS                                               97,153

FIXED ASSETS
      Furniture                                                           2,235
                                                                      ----------
      TOTAL FIXED ASSETS                                                  2,235
                                                                      ----------

TOTAL ASSETS                                                             99,388
                                                                      ==========

                      LIABILITIES AND SHARE HOLDERS' EQUITY
                     -------------------------------------

CURRENT LIABILITIES
      Accounts Payable                                                    1,275
                                                                      ----------
      TOTAL CURRENT LIABILITIES                                           1,275

NON CURRENT LIABILITIES
      Note Payable                                                      100,000
                                                                      ----------
      TOTAL NON CURRENT LIABILITIES                                     100,000

SHARE HOLDERS'  EQUITY
      Common Stock - authorized 50,000,000,
        issued & outstanding 4,945,384, at $0.001 par value               4,904
      Retained Earning                                                  (50,927)
                                                                      ----------
      TOTAL SHARE HOLDER'S EQUITY                                        (1,887)
                                                                      ----------

TOTAL LIABILITIES AND SHARE HOLDERS'  EQUITY                          $  99,388
                                                                      ==========

                  See Accompanying Notes and Auditor's Report

                               STARMED GROUP INC.

             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
                    FOR NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                           Actual
                                                           ------
REVENUE
      Revenue                                            $      -0-
                                                         ----------
      Total Revenue                                             -0-

OPERATING EXPENSES
      Advertising                                              944
      Contribution                                             100
      Equipment Rental                                       1,473
      License & Permits                                        209
      Miscellaneous                                            100
      Office Expense                                         3,411
      Officer's Fees                                        12,000
      Office Supplies                                          754
      Outside Services                                       2,843
      Parking Fees                                           1,555
      Postage & Delivery                                       134
      Professional Fees                                      6,370
      Printing & Reproduction                                  259
      Rent                                                   3,033
      Repairs                                                  270
      Telephone                                                971
      Total Operating Expenses                              34,427
                                                         ----------

NET INCOME                                                 (34,427)
                                                         ==========

RETAINED EARNINGS: BEGINNING                               (16,500)

RETAINED EARNINGS: ENDING                                $ (50,927)
                                                         ==========

                  See Accompanying Notes and Auditor's Report

                               STARMED GROUP INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR NINE MONTHS ENDED SEPTEMBER 30, 2001

Operating Activities

Net Income (Loss)                                                     $ (34,427)

      Adjustments to reconcile Net Income( Loss) to
      Net Cash provided by Operating Activities

      Changes in Assets & Liabilities
           Accounts Payable                                  (1,675)
           Tax Payable                                          (50)
                                                           ---------
      Total Adjustments                                                  (1,725)

      Net Cash used - Operating Activities                              (36,152)
                                                                       ---------

Investing Activities
           Purchase of Furniture                             (2,235)
                                                           ---------
      Net Cash used - Investing Activities                               (2,235)
                                                                       ---------

Financing Activities
           Issuing Common Stock                                4690
           Borrowing$                                       100,000
                                                           ---------
      Net Cash provided - Financing Activities                          104,690
                                                                       ---------

Net Increase in Cash                                                     66,303

Cash at the beginning of Period                                          30,850
                                                                       ---------

Cash at the end of Period                                              $  97,153
                                                                       =========

                  See Accompanying Notes and Auditor's Report

CASH FLOW ANALYSIS

                                                     2001      2000     variance
                                                     ----      ----     --------
Cash                                               97152.83    30850    66302.83
Furniture                                           2235.46        0     2235.46
TOTAL CURRENT ASSETS                               99388.29    30850    68538.29

Accounts Payable                                       1275     2950       -1675
Tax Payable                                               0       50         -50
Note Payable                                         100000        0      100000
Common Stock                                          49040    44350        4945
Retained Earning                                  -50926.71   -16500   -34426.71
TOTAL LIABILITIES AND SHARE HOLDERS' EQUITY        99388.29    30850    68538.29

                  See Accompanying Notes and Auditor's Report

                               STARMED GROUP INC.

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001

NOTE 1: COMPANY AND ITS NATURE OF OPERATIONS

StarMed Group, Inc. (the "Company"), a Nevada corporation whose primary business objective is the development of natural alternative medicines to assist in helping solve health problems where conventional prescription drugs have not proved satisfactory. The Company was first incorporated in North Carolina on November 3, 1961 as Riverside Homes, Inc. In 1969, the Company changed its name to Port Star Industries, Inc. In 1981, the Company changes its domicile to the state of Nevada and it subsequently changed its name to Energy Dynamics, Inc. In 1985, the Company's name was changed to Heathercliff Group Inc., (Nevada corporation) which later became inactive for a number of years. On January 24, 2000, the Company was revived and its name was changed to StarMed Group, Inc.

On January 10, 2000, a majority of Heathercliff Group Inc.'s stockholders voted to merge Sierra Medicinals, Inc. ( Arizona corporation) engaged in the development of herbal medicines, a wholly owned subsidiary of StarMed Group Inc. (Arizona corporation), which was originally incorporated in March 2, 2000.

On July 27, 2001 to reflect the merger of Sierra Medicinals, Inc. (Arizona corporation), a wholly owned subsidiary of StarMed Group Inc. (Arizona corporation), all 469,792 outstanding shares of Sierra Medicinals, Inc., and all 435,000 outstanding shares of StarMed Group Inc.( Arizona company) were exchanged in a merger with StarMed Group Inc. (Nevada corporation).

In order to expand into domestic and international market opportunities, the company has acquired Sierra Medicinals, Inc. (Arizona corporation) that deals exclusively with a leading research and development to introduce its high tech medicinal bio derivatives into the Western Hemisphere.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Contd)

NOTE 3: INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements. Current income tax expense is as follows:

          Federal Income Taxes               $    -0-

          State Income Taxes                 $    -0-

NOTE 4: STOCKHOLDERS' EQUITY

At September 30, 2001, the number of authorized and issued common stock shares and the related dividends paid are as follows:

          Common Stock, authorized             50,000,000

          Common Stock, outstanding             4,945,384

NOTE 5: NOTE PAYABLE

The Company has borrowed $100,000 from a venture capital firm named Citadel Capital Management Group, (Nevada corporation), to fund for its working capital. The Company shall have the right but not obligation to borrow from Citadel, up to $600,000 at the interest rate of 10% per annum on all advances made, from and after the date of each advance, and shall mature on August 31, 2003 at which time the outstanding principal and accrued but unpaid interest shall be due and payable. Citadel shall have the right at any time as long as the note is outstanding to convert all or any part of the outstanding principal balance of the note, and all accrued but unpaid interest, into certain shares of Common Stock of StarMed Group, Inc. (Nevada corporation) on the following terms and conditions that if Citadel elects to convert less than the entire principal balance of the note into equity, or in the event that the entire principal balance of the note is less than $600,000, then the number of shares of Common Stock of StarMed Group, Inc. (Nevada corporation) to which Citadel shall be entitled to shall equal the product of 10% of the outstanding shares of Common Stock of StarMed Group, Inc. (Nevada corporation) and a fraction, the numerator of which shall be the principal balance of the note which Citadel intend to convert from debt to equity, and the denominator of which shall be $600,000.

                              STARMED GROUP, INC.

                          AUDITED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2000

                              STARMED GROUP, INC.

                                DECEMBER 31, 2000

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

Independent Auditor's Report...............................................F-12

Statement of Financial Position............................................F-13

Statement of Income, Expense & Retained Earnings...........................F-14

Statement of Cash Flows....................................................F-15

Notes to Financial Statements..............................................F-16

                                                         21700 E. Copley Drive
--------------------Bharti                                      Suite 170
Certified Public Accountant SUDAN--------------          Diamond Bar, CA 91765
                                                         Phone (909) 861-5642
                                                         Fax (909) 861-7642
                                                         Glendale (818) 549-1571
                                                         Page (213) 202-0497

                     REPORT ON AUDITED FINANCIAL STATEMENTS

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

To
Board of Directors
StarMed Group, Inc.
Los Angeles, California

I have audited the accompanying balance sheet of StarMed Group, Inc. (a Nevada Corporation) as of December 31, 2000 and the related statements of income and expenses, stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the StarMed Group, Inc.'s management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StarMed Group, Inc. as of December 31, 2000, and the results of its operation, and cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Bharti Sudan

Bharti Sudan
Certified Public Accountant
Diamond Bar, CA
July 18, 2001

                               STARMED GROUP INC.

                         STATEMENT OF FINANCIAL POSITION
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                     ASSETS
                                     ------

CURRENT ASSETS
--------------
     Cash                                              $    30,850
     TOTAL CURRENT ASSETS                                   30,850
                                                       ------------
TOTAL ASSETS                                                30,850
                                                       ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES
-------------------
     Accounts Payable                                        2,950
     Income Tax Payable                                         50
                                                       ------------
     TOTAL CURRENT LIABILITIES                               3,000

SHAREHOLDERS' EQUITY
--------------------
     Common Stock - authorized 50,000,000, issued
       & outstanding 4,435,000, at $0.01 par value          44,350
     Retained Earnings                                     (16,500)
                                                       ------------
     TOTAL SHAREHOLDERS' EQUITY                             27,850
                                                       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $    30,850
                                                       ============

                  See Accompanying Notes and Auditor's Report

                               STARMED GROUP INC.

              STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                        ACTUAL
                                                                      ----------
REVENUE
-------
     Revenue                                                          $       0
     Total Revenue                                                            0
                                                                      ----------

OPERATING EXPENSES
------------------
     Professional Fees                                                   16,440
     Supplies                                                                30
     License & Permits                                                       30
     State Tax                                                               50
     Total Operating Expenses                                            16,500
                                                                      ----------

NET INCOME                                                              (16,500)
----------                                                            ==========

RETAINED EARNINGS: BEGINNING                                                  -
----------------------------

RETAINED EARNINGS: ENDING                                               (16,500)
-------------------------                                             ==========

                  See Accompanying Notes and Auditor's Report

                               STARMED GROUP INC.

                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

OPERATING ACTIVITIES

Net Income (Loss)                                                    $  (16,500)

     Adjustments to reconcile Net Income (Loss) to
     Net Cash provided by Operating Activities

     Changes in Assets & Liabilities
          Accounts Payable                                  2,950
          Income Tax Payable                                   50
                                                       -----------
     Total Adjustments                                                    3,000

     Net Cash used - Operating Activities                               (13,500)
                                                                     -----------

INVESTING ACTIVITIES
          None                                                  0
                                                       -----------
   Net Cash used - Investing Activities                                       0
                                                                     -----------

FINANCING ACTIVITIES
          Issuance of Common Stock                     $   44,350
                                                       -----------
     Net Cash provided - Financing Activities                            44,350
                                                                     -----------

NET INCREASE IN CASH                                                     30,850

CASH AT THE BEGINNING OF PERIOD                                               0

CASH AT THE END OF PERIOD                                            $   30,850
                                                                     ===========

                  See Accompanying Notes and Auditor's Report

                               STARMED GROUP INC.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1:  NATURE OF OPERATIONS
-------  --------------------
         StarMed Group, Inc.'s (the "Company") objective is to bring together medical subsidiaries each of which contributes to the support of the others with management, research, and development, and marketing. The Company was originally incorporated in 1961. StarMed Group Inc.'s management is a group of long practicing physician, professors and lecturers of internationally recognized Universities, Medical Centers and Hospitals whose objectives is to identify, test and market new natural alternative medicines, those that addresses major health care problems where conventional Western prescription drugs merely mask symptoms and often have severe side effects.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------  ------------------------------------------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3:  INCOME TAXES
-------  ------------
         Income taxes are provided for the tax effects of transactions reported in the financial statements. Current income tax expense is as follows:

                    Federal Income Taxes          $     -

                    State Income Taxes            $    50

NOTE 4:  STOCKHOLDERS' EQUITY
-------  --------------------
         At December 31, 2000 the number of authorized and issued common stock shares and the related dividends paid are as follows:

                    Common Stock, authorized           50,000,000

                    Common Stock, outstanding           4,435,000

NOTE 5:  PLANNED ACQUISITIONS
-------  --------------------
         In order to expand into domestic and international market opportunities, the Company is in the process of acquiring a company named Sierra Medicinal that has an exclusive with a leading research and development company to introduce its high tech medicinal bioderivatives into the Western Hemisphere.

                            HEATHERCLIFF GROUP INC.

                          AUDITED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999

                            HEATHERCLIFF GROUP INC.

                                DECEMBER 31, 1999

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

Independent Auditor's Report...............................................F-19

Statement of Financial Position............................................F-20

Statement of Income and Expenses...........................................F-21

Statement of Cash Flows....................................................F-22

Notes to Financial Statements..............................................F-23

                                                         21700 E. Copley Drive
--------------------Bharti                                      Suite 170
Certified Public Accountant SUDAN--------------          Diamond Bar, CA 91765
                                                         Phone (909) 861-5642
                                                         Fax (909) 861-7642
                                                         Glendale (818) 549-1571
                                                         Page (213) 202-0497

                     REPORT ON AUDITED FINANCIAL STATEMENTS

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

To
Board of Directors
Heathercliff Group Inc.
Los Angeles, California

I have audited the accompanying balance sheet of Heathercliff Group, Inc. (a Nevada Corporation) as of December 31, 1999 and the related statements of income and expense, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Heathercliff Group Inc.'s management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heathercliff Group Inc. as of December 31, 1999, and the results of its operation, and cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Bharti Sudan

Bharti Sudan
Certified Public Accountant
Diamond Bar, CA
July 18, 2001

                             HEATHERCLIFF GROUP INC.

                         STATEMENT OF FINANCIAL POSITION
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                     ASSETS
                                     ------

CURRENT ASSETS
--------------
     Cash                                              $    40,000
     TOTAL CURRENT ASSETS                                   40,000
                                                       ------------
TOTAL ASSETS                                                40,000
                                                       ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES
-------------------
     Accounts Payable                                        1,535
                                                       ------------
     TOTAL CURRENT LIABILITIES                               1,535

SHAREHOLDERS' EQUITY
--------------------
     Common Stock - authorized 50,000,000, issued
       & outstanding 4,000,000, at $0.01 par value          40,000
     Retained Earnings                                      (1,535)
                                                       ------------
     TOTAL SHAREHOLDERS' EQUITY                             38,465
                                                       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $    40,000
                                                       ============

                  See Accompanying Notes and Auditor's Report

                             HEATHERCLIFF GROUP INC.

              STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                        ACTUAL
                                                                      ----------
REVENUE
-------
     Revenue                                                          $       0
     Total Revenue                                                            0
                                                                      ----------

OPERATING EXPENSES
------------------
     State Tax & Revival Fees                                             1,535
     Total Operating Expenses                                             1,535
                                                                      ----------

NET INCOME                                                               (1,535)
----------                                                            ==========

RETAINED EARNINGS: BEGINNING                                                  -
----------------------------

RETAINED EARNINGS: ENDING                                                (1,535)
-------------------------                                             ==========

                  See Accompanying Notes and Auditor's Report

                             HEATHERCLIFF GROUP INC.

                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

OPERATING ACTIVITIES

Net Income (Loss)                                                    $   (1,535)

     Adjustments to reconcile Net Income (Loss) to
     Net Cash provided by Operating Activities

     Changes in Assets & Liabilities
          Accounts Payable                                  1,535
                                                       -----------
     Total Adjustments                                                    1,535

     Net Cash used - Operating Activities                                     0
                                                                     -----------

INVESTING ACTIVITIES
          None                                                  0
                                                       -----------
   Net Cash used - Investing Activities                                       0
                                                                     -----------

FINANCING ACTIVITIES
          Issuance of Common Stock                     $        0
                                                       -----------
     Net Cash provided - Financing Activities                                 0
                                                                     -----------

NET INCREASE IN CASH                                                          0

CASH AT THE BEGINNING OF PERIOD                                          40,000

CASH AT THE END OF PERIOD                                            $   40,000
                                                                     ===========

                  See Accompanying Notes and Auditor's Report

                             HEATHERCLIFF GROUP INC.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1:  NATURE OF OPERATIONS
-------  --------------------
         Heathercliff Group Inc. (the "Company") was originally incorporated 1961 in North Carolina and redomiciled in the State of Nevada with the intention to develop commercial real estate properties. No attempt was made to acquire commercial real estate as the deal did not go through until 1987 at which time company's assets were used to pay off all debts and liabilities and at that point of time company became inactive with minimum assets and liabilities including Nevada State taxes.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------  ------------------------------------------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3:  INCOME TAXES
-------  ------------
         Income taxes are provided for the tax effects of transactions reported in the financial statements. Current income tax expense is as follows:

                    Federal Income Taxes                     $     -0-

                    State Income Taxes & Other Fees          $  1,535

NOTE 4:  STOCKHOLDERS' EQUITY
-------  --------------------
         At December 31, 1999 the number of authorized and issued common stock shares and the related dividends paid are as follows:

                    Common Stock, authorized           50,000,000

                    Common Stock, outstanding           4,000,000

NOTE 5:  SUBSEQUENT EVENT
-------  ----------------
         On November 5, 2000, the company's management and majority of the stockholders agreed to pay all state taxes and fees bringing the company in good standing and to acquire Starmed Group Inc., an Arizona company. As of January 24, 2001 the company subsequently revived to StarMed Group Inc. with the approval of the vote of majority of the stockholders and as such no longer perform under Heathercliff Group Inc.

PART III

ITEM 1. INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

         (i) Unaudited Financial Statements of StarMed Group, Inc. for the nine months ended September 30, 2001

                  Balance Sheet
                  Statement of Income
                  Statement of Stockholder's Equity
                  Statement of Cash Flows
                  Notes to Financial Statements

         (ii) Audited Financial Statements of StarMed Group, Inc. for the fiscal year ended December 31, 2000

                  Independent Auditors' Report
                  Balance Sheet
                  Statement of Income
                  Statement of Stockholder's Equity
                  Statement of Cash Flows
                  Notes to Financial Statements

         (iii) Audited Financial Statements of Heathercliff Group, Inc. for the fiscal year ended December 31, 1999

                  Independent Auditor's Report
                  Statement of Financial Position
                  Statement of Income and Expenses
                  Statement of Cash Flows
                  Notes to Financial Statements

(b)  Exhibits

Exhibit Number      Description
--------------      -----------

2.1       Certificate of Merger of StarMed Group, Inc.*

3.1       Articles of Incorporation of Port Star Industries, Inc.*

3.2       Amendment to the Articles of Incorporation of Port Star, Industries,
          Inc.*

3.3       Amendment to the Articles of Incorporation of Energy Dynamics, Inc.*

3.4       Amendment to the Articles of Incorporation of StarMed, Inc. (Arizona)*

3.5       Certificate of Revival of StarMed Group, Inc. (Nevada)*

3.6       Certificate of Reinstatement of Heathercliff Group, Inc.*

3.7       Bylaws*

10.1      Loan Agreement*

22.       Subsidiaries of the Registrant*
-------------------------------
* Previously filed with the Securities and Exchange Commission as exhibits to Form 10-SB/A.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          StarMed Group, Inc. ("Registrant")

Dated: March 11, 2002                     By: /s/ Herman Rappaport
                                                 --------------------
                                                 President






                                      II-2